AGREEMENT AMONG JOINT INSUREDS

This Agreement dated as of January 1, 2011, is hereby entered into by and among The Merger Fund (“TMF”), The Merger Fund VL (“VL”) and Westchester Capital Management, LLC (“WCM”) as it may be amended from time to time.

W I T N E S S E T H:

WHEREAS, TMF and VL are registered investment companies required to be covered by a fidelity bond pursuant to Rule 17g-l of the Investment Company Act of 1940 (the “Act”); and

WHEREAS, TMF, VL and WCM are each named as a joint insured in a joint insured bond (the “Bond”); and

WHEREAS, TMF, VL and WCM are each required under Rule 17g-l(f) of the Act to enter into an agreement among joint insureds with the covered entities of such Bond;

NOW THEREFORE, the covered parties, TMF, VL and WCM, hereby agree that in the event recovery is received under the Bond as a result of a loss sustained by TMF or VL and one or more other named insureds, TMF or VL, as the case may be, shall receive an amount at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage required under the Act.

IN WITNESS WHEREOF, this Agreement has been executed as of the day and year first above written.

THE MERGER FUND By: /s/ Roy Behren Name: Roy Behren Title: Co-President and Treasurer By: /s/ Michael T. Shannon Name: Michael T. Shannon Title: Co-President	THE MERGER FUND VL By: /s/ Roy Behren Name: Roy Behren Title: Co-President and Treasurer By: /s/ Michael T. Shannon Name: Michael T. Shannon Title: Co-President
WESTCHESTER CAPITAL MANAGEMENT, LLC By: /s/ Roy Behren Name: Roy Behren Title: Co-President and Treasurer By: /s/ Michael T. Shannon Name: Michael T. Shannon Title: Co-President